American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406
Phone (213) 486-9447

Steven I. Koszalka
Secretary

December 13, 2012

Ms. Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:	American Funds Insurance Series (the “Series”)
File Nos. 811-03857 and 002-86838

Dear Ms. Samuel:

This letter is in response to oral comments received by Michael Triessl, Vice President and Associate Counsel at Capital Research and Management Company, from you on November 15, 2012 to the Series’ Post-Effective Amendment No. 59 to the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Series’ Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 14, 2012 (the “Amendment”).

1. Comment:  If you intend to deliver summary prospectuses for Class 4 shares of each of the funds included in the registration statement please make sure each summary prospectus complies with the requirements of Rule 498(b) under the Securities Act of 1933.

Response:  We will include all of the requirements contained in 498(b) in the summary prospectuses for the funds.

2. Comment:  For funds in the Series that contain the words “Global” or “World” in their name please include disclosure in the funds’ “Principal strategies” sections regarding the percentage of non-U.S. securities the fund intends to hold.

Response:   As discussed, we undertake to update the prospectuses for all share classes of the Series to reflect changes as a result of this comment when the Series files its annual renewal of its prospectuses in May 2013.  At such time we will include disclosure for “Global” and “World” funds that reflects the minimum percentage that such fund intends to invest in non-U.S. securities.

3. Comment:  We noticed that both the Mortgage Fund and the U.S. Government/AAA-Rated Securities Fund have the ability to invest substantially in mortgage-backed securities.  Please consider whether it is appropriate to add disclosure regarding the risks of investing in sub-prime mortgage-backed securities.

Response:  We have determined that investing in sub-prime mortgages or mortgage-backed securities is not a strategy employed by the funds that would necessitate such disclosure.

4. Comment:  Please clarify in the “Valuing shares” section of the prospectus that a security traded on the New York Stock Exchange will be priced at its closing price and not at 4 p.m. New York time if the exchange closes early.

Response:  We will include disclosure clarifying that if the New York Stock Exchange closes early, securities traded on the exchange would be valued at their closing price unless the investment adviser determines that a fair value adjustment is appropriate due to a subsequent event in the Amendment.

5. Comment:  Please consider whether the Series should include disclosure about the risks of investing in sub-prime mortgages or mortgage-backed securities under “Certain investment limitations and guidelines” section of the statement of additional information.

Response:  We have determined that investing in sub-prime mortgages or mortgage-backed securities is not a strategy employed by any of the funds in the Series that would necessitate such disclosure.

Finally, as requested, the Series acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the Series’ filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Series from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Series may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.  If you have any questions please do not hesitate to contact me at (213) 486-9447 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Steven I. Koszalka

Steven I. Koszalka
Secretary